UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

Allego N.V.

(Name of Subject Company (Issuer))

Madeleine Charging B.V.

Meridiam SAS

Allego N.V.

(Names of Filing Persons)

Ordinary shares, par value €0.12 per share

(Title of Class of Securities)

N0796A100

(CUSIP Number of Class of Securities)

Meridiam SAS 4 place de l’Opera 75002 Paris, France +33 1 53 34 96 96	Allego N.V. Westervoortsedijk 73 KB 6827 AV Arnhem, the Netherlands +31 (0) 88 033 3033

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David Ingles, Esq. Allen Overy Shearman Sterling LLP 1221 Avenue of the Americas New York, New York 10020 +1 (212) 610-6300	Olivier Valk Allen Overy Shearman Sterling LLP Apollolaan 15, 1077 AB Amsterdam, Netherlands +31 20 674 1445	Matthew J. Gilroy, Esq. Amanda Fenster, Esq. Weil, Gotshal & Manges LLP 767 5th Avenue New York, NY 10153 Tel: (212) 310-8000

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☒	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Rule 13e-3 Transaction is being filed on Statement on Schedule 13E-3 (together with the exhibits and annexes attached hereto, this “Schedule 13E-3” or the “Transaction Statement”) by (i) Madeleine Charging B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and its office address at Zuidplein 126, WTC Toren H, Floor 15, 1077 XV Amsterdam, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 71768068 (“Purchaser”), (ii) Meridiam SAS, a simplified stock company (société par actions simplifiée) incorporated under the laws of France with its principal business office address at 4, place de l’Opera, 75002, Paris, France (“Parent”), and (iii) Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands with its corporate seat in Arnhem, the Netherlands, and its office address at Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82985537 (the “Company” or “Allego”, and, together with Purchaser and Parent, the “Filing Persons”).

This Schedule 13E-3 relates to the tender offer by Purchaser to purchase all outstanding ordinary shares, par value €0.12 per share (each, a “Share” and, collectively, the “Shares”), of Allego, that are not already held, directly or indirectly, by Purchaser, Parent or any of their respective affiliates, at a purchase price of US$1.70 per Share, without interest and less applicable withholding taxes, payable in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated July 3, 2024 ((as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”) The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, and are incorporated by reference herein.

This Schedule 13E-3 relates to the Offer which is being made pursuant to that certain Transaction Framework Agreement, dated as of June 16, 2024, by and among Purchaser, Meridiam Sustainable Infrastructure Europe IV SLP, a limited partnership (société de libre partenariat) incorporated under the laws of France, with its registered office located at 4, place de l’Opéra 75002 Paris, France, registered with the Paris Trade and Companies Register under number 894856889 (“Meridiam Fund”), represented by Parent, its management company, and the Company (as it may be amended from time to time, the “Transaction Framework Agreement”). The Transaction Framework Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Transaction Framework Agreement, as soon as possible after the consummation of the Offer, the Company will voluntarily delist the Shares (the “Delisting”) from the New York Stock Exchange (“NYSE”), and that, as soon as possible after the Delisting, provided that the number of the Company’s shareholders of record (as determined in accordance with Rule 12g5-1 under the U.S. Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) is below 300, the Company will, as and to the extent permitted by the applicable law, deregister the Shares under Section 12(b) under the Exchange Act and the suspension of its reporting obligations under Section 15(d) under the Exchange Act with the SEC. The Transaction Framework Agreement is summarized under the heading “The Tender Offer – Section 12 – The Transaction Framework Agreement; Other Agreements” in the Offer to Purchase.

Concurrent with the filing of this Schedule 13E-3, Purchaser and Parent are filing a Tender Offer Statement on Schedule TO (as may be amended from time to time, the “Schedule TO”) in connection with the Offer and Allego is filing a Solicitation/Recommendation Statement on Schedule 14D-9 (as may be amended from time to time, the “Schedule 14D-9”) in connection with the Offer.

The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits, copies of which are attached as exhibits to this Schedule 13E-3, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company, Purchaser and the Parent has been provided by such person and not by any other person.

Item 1.	Summary Term Sheet

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.

(b) Securities. The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Securities” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 6—Price Range of Shares; Dividends” is incorporated herein by reference.

(d) Dividends. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 6—Price Range of Shares; Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. Not applicable.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. This Schedule 13e-3 is filed by the Filing Persons. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The Tender Offer—Section 7—Certain Information Concerning Allego,” “The Tender Offer—Section 8—Certain Information Concerning Purchaser and Parent” and “Schedule I” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Name and Address,” “Item 2. Identity and Background of Filing Person—Business and Background of the Company’s Directors and Executive Officers” and in “Annex A—Business and Background of the Company Directors and Executives” is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 7—Certain Information Concerning Allego,” “The Tender Offer—Section 8—Certain Information Concerning Purchaser and Parent” and “Schedule I” is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 8—Certain Information Concerning Purchaser and Parent” and “Schedule I” is incorporated herein by reference and the information in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filings Person—Business and Background of the Company’s Directors and Executive Officers and in “Annex A—Business and Background of the Company Directors and Executive Officers” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction”, “Special Factors—Section 5—Rule 13e-3,” “The Tender Offer—Section 1—Terms of the Offer,” “The Tender Offer—Section 2—Acceptance for Payment and Payment for Shares,” “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares,” “The Tender Offer—Section 4—Withdrawal Rights,” “The Tender Offer—Section 5—Certain Material Tax Consequences,” “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements,” “The Tender Offer—Section 13—Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights” and “The Tender Offer—Section 15—Certain Conditions of the Offer” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filings Person—Tender Offer and the Transaction.” “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation” and “Item 8. Additional Information—Appraisal Rights & Buy-Out Procedures” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors—Section 2—Interests of Certain Persons in the Offer and Delisting,” “Special Factors—Section 3—Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 5—Rule 13e-3,” “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego,” “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements” and “The Tender Offer—Section 13—Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights” of the Offer to Purchase is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation” and “Item 6. Interest In Securities of The Subject Company” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 5—Rule 13e-3,” “The Tender Offer—Section 8—Certain Information Concerning Purchaser and Parent” and “The Tender Offer—Section 13—Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation” and “Item 8. Additional Information—Appraisal Rights & Buy-Out Procedures” is incorporated herein by reference.

(e) Provisions for unaffiliated security holders. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 8—Certain Information Concerning Purchaser and Parent” is incorporated herein by reference.

(f) Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under the headings “Special Factors—Section 2— Interests of Certain Persons in the Offer and Delisting,” “Special Factors—Section 3—Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 4—Related Party Transactions” and “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under the headings “Special Factors—Section 3—Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 4—Related Party Transactions,” “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego” “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego” and “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements” is incorporated herein by reference.

(c) Negotiations or contacts. The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under the headings “Special Factors—Section 4—Related Party Transactions,” “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego” and “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego” is incorporated herein by reference.

(e) Agreements involving the subject company’s securities. The information set forth in Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information under the headings set forth in the Offer to Purchase under “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego,” “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements” and “Special Factors—Section 4—Related Party Transactions” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of securities acquired. The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and the Transaction” and the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego,” “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements” and “The Tender Offer—Section 13—Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights” is incorporated herein by reference.

(c)(1)-(8) Plans. The information set forth in the Schedule 14D-9 under the heading “Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego,” “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements” and “The Tender Offer—Section 13—Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Recommendations of the Independent Transaction Committee and the Board,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Transactions,” “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions” and “Item 7. Purposes of the Transaction and Plan or Proposals” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego” and “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Transactions” and “Item 4. The Solicitation or Recommendation— Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego” and “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements” is incorporated herein by reference.

(c) Reasons. The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Transactions” and “Item 4. The Solicitation or Recommendation— Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego” and “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego” is incorporated herein by reference.

(d) Effects. The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filings Person—Tender Offer and the Transactions,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Transactions” and “Item 4. The Solicitation or Recommendation— Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions”, “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Item 8. Additional Information” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 10—Certain Material Tax Consequences,” “The Tender Offer—Section 13—Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights”, “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego” and “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements— Treatment of the Allego Equity Plan” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) Fairness. The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Recommendations of the Independent Transaction Committee,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Transactions” and “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1—Position of Purchaser Regarding the Fairness of the Transaction,” “Special Factors—Section 7—Support by the Board of Directors of Allego” and “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego” is incorporated herein by reference.

(b) Factors considered in determining fairness. The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation— Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions,” “Item 4. The Solicitation or Recommendation—Opinion of the Independent Transaction Committee’s Financial Advisor,” “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information,” and “Annex B— Opinion of the Independent Transaction Committee’s Financial Advisor” and the information set forth in Exhibit (c)(1) attached hereto is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Special Factors—Section 7—Support by the Board of Directors of Allego,” “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego,” “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego” and “Special Factors—Section 1—Position of Purchaser Regarding the Fairness of the Transaction” is incorporated herein by reference.

(c) Approval of security holders. The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and the Transactions,” “Item 4. The Solicitation or Recommendation— Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions” and “Item 8. Additional Information— Shareholder Approval of the Share Consolidation” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—Section 1—Terms of the Offer,” “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements” and “The Tender Offer—Section 13—Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights” is incorporated herein by reference.

(d) Unaffiliated representative. The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation— Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions” is incorporated herein by reference. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.

(e) Approval of directors. The information set forth in the Schedule 14D-9 under the headings Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Recommendations of the Independent Transaction Committee and the Board,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Transactions” and “Item 4. The Solicitation or Recommendation— Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors—Section 7—Support by the Board of Directors of Allego” is incorporated herein by reference.

(f) Other offers. The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation— Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions” and “Item 4. The Solicitation or Recommendation—Background of the Offer and the Transactions” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)-(b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in “Annex B— Opinion of the Independent Transaction Committee’s Financial Advisor” attached to the Schedule 14D-9 and in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Transactions,” “Item 4. The Solicitation or Recommendation— Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions,” “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information, “Item 4. The Solicitation or Recommendation—Other Presentations by Financial Advisor[s],”“Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the information set forth in this Schedule 13E-3 as Exhibits (c)(1) – (c)(2) attached hereto is incorporated herein by reference. Citigroup Global Markets Europe AG has consented to the inclusion of its discussion materials in their entirety as Exhibits (c)(3)-(c)(4). UBS Securities LLC has consented to the inclusion of its opinion and discussion materials in their entirety as Exhibits (c)(1) – (c)(2) to this Schedule 13E-3. The information in the Offer to Purchase under the heading “Special Factors—Section 8—Materials Prepared by the Parent’s Financial Advisors” is incorporated herein by reference.

(c) Availability of documents. The reports, opinions or appraisals referenced in this Item 9 of this Schedule 13E-3 are available for inspection and copying at the Company’s principal executive offices located at Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands , during regular business hours, by any interested shareholder of the Company or a representative of such interested shareholder who has been so designated in writing by such interested shareholder and at the expense of the requesting security holder.

Item 10.	Source and Amount of Funds or other Consideration.

(a)-(b) Source of Funds; Conditions. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 9—Source and Amount of Funds,” “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego,” “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements” and “The Tender Offer—Section 15—Certain Conditions of the Offer” is incorporated herein by reference.

(c) Expenses. The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated. herein by reference. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 17—Fees and Expenses” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” “The Tender Offer—Section 9—Source and Amount of Funds” and “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego” is incorporated herein by reference.

Item 11.	Interest to Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Special Factors—Section 3—Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 4—Related Party Transactions” “The Tender Offer—Section 8—Certain Information Concerning Purchaser and Purchaser” and “The Tender Offer—Section 11—Purpose of the Offer and Plans for Allego” and “Schedule I— Information Relating to Parent and Purchaser” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers” and “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors—Section 3—Transactions and Arrangements Concerning the Shares” and “Schedule I— Information Relating to Parent and Purchaser” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d) Intent to tender or vote in a going private transaction. The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors—Section 3—Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(e) Recommendation of others. The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Recommendations of the Independent Transaction Committee and the Board” and “Item 4. The Solicitation or Recommendation— Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions,” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction” and “Special Factors—Section 1—Position of Purchaser Regarding the Fairness of the Transaction” is incorporated herein by reference.

Item 13.	Financial Statements.

(a) Financial information. The audited financial statements of the Company as of and for the fiscal years ended December 31, 2022 and December 31, 2023 are incorporated herein by reference to “Part III—Item 18. Consolidated Financial Statements” of the Company’s Annual Report on Form 20-F for the fiscal year December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2024.

(b) Pro forma information. Not applicable.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” “The Tender Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares,” “The Tender Offer—Section 10—Background of the Offer; Contacts with Allego” and “The Tender Offer—Section 17—Fees and Expenses” with respect to the persons employed or retained by the Purchaser is incorporated herein by reference.

(b) Employees and corporate assets. None.

Item 15.	Additional Information.

(b) Golden parachute compensation table. Not Applicable.

(c) Other material information. The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information” is incorporated herein by reference.

Item 16.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 3, 2024 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed with the SEC on July 3, 2024)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed with the SEC on July 3, 2024).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed with the SEC on July 3, 2024).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed with the SEC on July 3, 2024).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed with the SEC on July 3, 2024).

(a)(1)(F)	Summary Advertisement, as published in The New York Times on July 3, 2024 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed with the SEC on July 3, 2024).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, dated July 3, 2024 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9, filed by Allego with the SEC on July 3, 2024).

(a)(5)(A)	Joint Press Release issued by Allego and Purchaser on June 17, 2024 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Allego with the SEC on June 17, 2024).

(b)(1)	Facility Agreement, dated June 14, 2024, by and among Purchaser, as borrower, Société Générale and Natixis, as mandated lead arranger, certain financial institutions as lenders, and Société Générale as agent and security agent (incorporated by reference to Exhibit (b)(1) of the Schedule TO filed with the SEC on July 3, 2024).

(c)(1)	Fairness Opinion of UBS Securities LLC, dated June 16, 2024 (incorporated by reference to Annex B of the Solicitation/Recommendation Statement on Schedule 14D-9, filed by Allego with the SEC on July 3, 2024).

(c)(2)	Discussion Materials prepared by UBS Securities LLC to the Independent Transaction Committee, dated as of June 16, 2024 incorporated by reference to Exhibit (a)(5)(C) on Schedule 14D-9, filed by Allego with the SEC on July 3, 2024).

(c)(3)	Discussion Materials prepared by Citigroup Global Markets Europe AG to the Independent Transaction Committee, dated April 4, 2024.*

(c)(4)	Discussion Materials prepared by Citigroup Global Markets Europe AG to the Independent Transaction Committee, dated April 17, 2024.*

(d)(1)	Transaction Framework Agreement, dated as of June 16, 2024, by and among Allego, Purchaser, and Meridiam Fund, represented by Parent, its management company (incorporated by reference to Exhibit 99.1 to 6-K filed by Allego with the Securities and Exchange Commission on June 17, 2024)

(d)(2)	Confidentiality Agreement, dated May 9, 2023, by and between Purchaser and Allego (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed with the SEC on July 3, 2024)

(d)(3)	Letter Agreement dated June 16, 2024, by and among AP Spartan Energy Holdings III, L.P., AP Spartan Energy Holdings III (PPW), LLC and AP Spartan Energy Holdings III (PIPE), LLC and Purchaser (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed with the SEC on July 3, 2024)

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2024

Madeleine Charging B.V.

By: Opera Charging B.V., its sole authorized director

By:	/s/ Emmanuel Rotat
Name: Emmanuel Rotat
Title: Jointly Authorized Director A

Madeleine Charging B.V.

By: Opera Charging B.V., its sole authorized director

By:	/s/ Johannes Hendrikus Maria Duijndam
Name: Johannes Hendrikus Maria Duijndam
Title: Jointly Authorized Director B

Meridiam SAS

By:	/s/ Emmanuel Rotat
Name: Emmanuel Rotat
Title: Executive Director

Allego N.V.

By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet
Title: Executive Director / Chief Executive Officer